1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 13, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DELAY IN DESPATCH OF CIRCULAR IN RELATION TO
DISCLOSEABLE AND CONNECTED TRANSACTIONS AND
APPLICATION OF WHITEWASH WAIVER
THE PROPOSED MERGER OF BAOTOU ALUMINUM
AND
SHARE EXCHANGE WITH BAOTOU GROUP

As additional time is required by the professional advisers of the Company to advise the Company on the relevant procedures for the convening of the SGM and the separate Class Meetings and to have further discussions with the Independent Financial Advisor in relation to the scope of advice to be provided, the date of the despatch of the Circular is expected to be postponed to a date falling on or before 30 August 2007.

Reference is made to the announcement dated 20 July 2007 issued by Aluminum Corporation of China Limited (the "Company"), in relation to, among other matters, the discloseable and connected transaction in respect of the Proposed Merger of Baotou Aluminum and Share Exchange with Baotou Group and the Whitewash Waiver (the "Announcement"). Unless otherwise defined, terms used in this announcement shall have the same meanings as defined in the Announcement.

DELAY IN DESPATCH OF THE CIRCULAR

Under Rule 8.2 of the Takeovers Code, Rule 14.38 and 14A.49 of the Listing Rules, a circular (the "Circular") is required to be despatched by the Company to its shareholders within 21 days from the publication of the Announcement. Accordingly, the Circular is required to be despatched on or before 11 August 2007.

As the Merger Proposal requires approvals by the Shareholders at the SGM and separate Class Meetings of the holders of H Shares and A Shares respectively, additional time is required by the professional advisers of the Company to advise the Company on the relevant procedures for convening the SGM and the separate Class Meetings. In addition, as there are differences in the interpretation of a "connected transaction" between the relevant PRC regulations and the Listing Rules, the Company requires more time to determine the scope of advice to be provided by the Independent Financial Advisers and the Independent Board Committee in relation to the Share Exchange.

Waiver applications have been made by the Company to the Executive and the Stock Exchange, respectively, from strict compliance with the requirements under Rule 14.38 and Rule 14A.39 of the Listing Rules and Rule 8.2 of the Takeovers Code. The despatch of the Circular will be postponed from 11 August 2007 to a date falling on or before 30 August 2007.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, 11 August 2007

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchua, .Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executiveDirectors).

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statements in this announcement misleading.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary